Exhibit 99.(j)

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in this Post-Effective Amendment to Registration Statement No. 033-20309 on Form N-1A of our report dated February 25, 2022, relating to the financial statements and financial highlights of Lord Abbett Global Bond Fund, Lord Abbett Emerging Markets Corporate Debt Fund, and Lord Abbett Emerging Markets Bond Fund, each a series of Lord Abbett Global Fund, Inc., appearing in the Annual Report on Form N-CSR of Lord Abbett Global Fund, Inc. for the year ended December 31, 2021, and to the references to us under the headings “Financial Highlights” in the Prospectus and “Independent Registered Public Accounting Firm” and “Financial Statements” in the Statement of Additional Information, which are part of such Registration Statement.

/s/ DELOITTE & TOUCHE LLP
New York, New York
April 22, 2022